May 31, 2012

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hospitality Properties Trust (the “Company”)

Form 10-K for the year ended December 31, 2011 (the “Filing”)

File No. 1-11527

Dear Mr. Woody:

We are in receipt of your letter dated May 21, 2012, regarding the above referenced Filing.  The responses below provide the supplemental information you requested.  For your convenience, each of your original comments appears in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

1.     We note your disclosure in the third paragraph on page 58 that, during the twelve months ended December 31, 2011, all payments contractually due to you under your hotel leases and management contracts were paid when due except for certain payments from Marriott and InterContinental. Please confirm that the certain payments referred to in this paragraph are the amounts discussed in the paragraphs following this disclosure. If not, in future Exchange Act reports, please describe in greater detail and quantify any significant delinquent payments.

Company Response:  We confirm that the certain payments referred to in the referenced paragraph are the amounts discussed in the paragraphs following this disclosure.  In future Exchange Act reports, we will continue to describe and quantify any significant delinquent payments.

2.     We note your plans for significant developments over the next couple of years. In future Exchange Act reports, please provide quantitative disclosure of any material development costs.

Company Response:  In future Exchange Act reports, we will provide quantitative disclosure of any material development costs.

3.     We note your disclosure on page 38 regarding your operating performance due to the economic recession, as well as your disclosure on page 39 and elsewhere regarding shortfalls in the payment of the minimum amounts contractually due to you. To the extent either of these represent material trends, please include appropriate trend disclosure in future Exchange Act reports.

Company Response:  In future Exchange Act reports, we will include to the extent applicable the appropriate trend disclosure.

Financial Statements

Management Agreements and Leases, pages F-16 to F-17

4.     We note your disclosures related to the re-aligned management agreements with both Marriott and InterContinental and that recent activity under the agreements resulted in shortfalls of minimum return payments below the level of the minimum amounts contractually due. Please tell us what effect, if any, this situation had on your impairment analysis, including any assumptions that were changed as a result. Additionally, tell us whether you have changed any assumptions in your impairment property analyses related to TA properties where you entered into an amended agreement and reduced the TA rent.

Company Response:  We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of our real estate properties.  If there is an indication that the carrying value of a property may not be recoverable, we estimate the projected undiscounted cash flows of the asset to determine if an impairment loss should be recognized.  We considered both the shortfalls in minimum return payments to us under certain of our hotel operating agreements and the reduced rent amounts resulting from our travel center lease amendments to be indicators of possible impairment.  Accordingly, we tested for recoverability by comparing the estimated future undiscounted cash flows of the hotel and travel center properties in question to their carrying amounts.  In our projection of cash flows for the hotels in question we changed our estimates to be based on property level cash flow and not the higher contractual payments due to us under the operating agreements.  In our projection of cash flows for the travel centers in question we changed our estimates to be based on the lower minimum rent amounts due to us under the amended leases.   Our analysis determined no impairment loss should be recognized as the estimated undiscounted cash flows of the properties in question exceeded their carrying values.

We also consider changes in our expected ownership period of real estate properties to be an impairment indicator.  As disclosed in Note 2 to our consolidated financial statements for the year ended December 31, 2011, we recorded impairment charges totaling $180.1 million in 2010 and 2011 due to changes in our expected ownership period for certain hotels included in our Marriott and InterContinental operating agreements.

In connection with our responses above, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,
Hospitality Properties Trust

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer